UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION  15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

      For the fiscal year ended December 31, 2003

                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from           to
                                     ---------    ---------

      Commission file number 33-94154

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         Foamex L.P. 401(k) Savings Plan
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061
                                  610-859-3000

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Foamex International Inc.
                              1000 Columbia Avenue
                           Linwood, Pennsylvania 19061
                                  610-859-3000

                              REQUIRED INFORMATION



The following financial statements for the Foamex L.P. 401(k) Savings Plan are being filed herewith:

Reports of Independent Registered Public Accounting Firms                                       6

Financial Statements:

  Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002              8

  Statements of Changes in Net Assets Available for Benefits
    for the years ended December 31, 2003 and 2002                                              9

Notes to Financial Statements                                                                  10

Supplemental Schedule:

  Schedule H, Part IV, Item 4i - Schedule of Assets Held for Investment Purposes
    as of December 31, 2003                                                                    16



                               Page 2 of 18 Pages

                                   SIGNATURES


The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                FOAMEX L.P. 401(k) SAVINGS PLAN
                                (Name of Plan)




Dated:  June 18, 2004           By: /s/ Gregory J. Christian
                                    --------------------------
                                    Gregory J. Christian
                                    Executive Vice President, General Counsel
                                    and Secretary
                                    Foamex International Inc.



                               Page 3 of 18 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                              FINANCIAL STATEMENTS
            as of and for the years ended December 31, 2003 and 2002
                              SUPPLEMENTAL SCHEDULE
                             as of December 31, 2003
                                       and
            REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS


                               Page 4 of 18 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                                                               Page


Reports of Independent Registered Public Accounting Firms                                                       6

Financial Statements:

     Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002                           8

     Statements of Changes in Net Assets Available for Benefits
         for the years ended December 31, 2003 and 2002                                                         9

Notes to Financial Statements                                                                                  10

Supplemental Schedule:

     Schedule H, Part IV, Item 4i - Schedule of Assets Held for Investment Purposes
         as of December 31, 2003                                                                               16


                               Page 5 of 18 Pages

             Report of Independent Registered Public Accounting Firm


To the Benefits Committee and Participants of the Foamex L.P. 401(k) Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Foamex L.P. 401(k) Savings Plan (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG LLP
--------------------------

Philadelphia, Pennsylvania
June 14, 2004



                               Page 6 of 18 Pages

             Report of Independent Registered Public Accounting Firm



To the Trustee and Participants of the
Foamex L.P. 401(k) Savings Plan
Linwood, Pennsylvania

We have audited the accompanying statement of net assets available for benefits of the Foamex L.P. 401(k) Savings Plan (the "Plan") as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.



/s/ Deloitte & Touche LLP
-------------------------

Parsippany, New Jersey
June 27, 2003



                               Page 7 of 18 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                         December 31, 2003     December 31, 2002
                                         -----------------     -----------------
ASSETS
Investments                                 $72,192,905          $60,427,508
Employer contributions receivable               207,593              232,272
                                            -----------          -----------

Total assets                                 72,400,498           60,659,780
                                            -----------          -----------

LIABILITIES
Administrative expenses payable                  40,357               47,408
                                            -----------          -----------


NET ASSETS AVAILABLE FOR BENEFITS           $72,360,141          $60,612,372
                                            ===========          ===========


                     The accompanying notes are an integral
                        part of the financial statements.


                               Page 8 of 18 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                   December 31, 2003            December 31, 2002
                                                                   -----------------            -----------------
ADDITIONS
Additions to net assets attributed to:

Investment income
   Interest and dividends                                             $ 1,553,030                  $ 1,975,262

   Net appreciation (depreciation) in fair value of investments        12,598,141                  (10,651,973)
                                                                      -----------                  -----------

     Total investment income (loss)                                    14,151,171                   (8,676,711)
                                                                      -----------                  -----------

Contributions
   Participants                                                         4,676,696                    5,657,270

   Employer                                                               856,608                    1,018,130

   Rollover                                                               157,366                      301,768
                                                                      -----------                  -----------

     Total contributions                                                5,690,670                    6,977,168
                                                                      -----------                  -----------

Transfers in (out), net                                                    (2,560)                       8,999
                                                                      -----------                  -----------

Total additions                                                        19,839,281                   (1,690,544)
                                                                      -----------                  ------------

DEDUCTIONS
Deductions from net assets attributed to:

Benefits paid to participants                                           7,921,987                    6,120,802

Administrative expenses                                                   169,525                      185,543
                                                                      -----------                  -----------

Total deductions                                                        8,091,512                    6,306,345
                                                                      -----------                  -----------

NET INCREASE (DECREASE)                                                11,747,769                   (7,996,889)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR                   60,612,372                   68,609,261
                                                                      -----------                  -----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                        $72,360,141                  $60,612,372
                                                                      ===========                  ===========


                     The accompanying notes are an integral
                        part of the financial statements.


                               Page 9 of 18 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

     GENERAL

     The following description of the Foamex L.P. 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan and is available to eligible employees of Foamex L.P. Eligible employees may enter the Plan on the first day of any month following thirty days from their date of hire. The Plan sponsor is Foamex L.P., which is an indirect majority-owned subsidiary of Foamex International Inc. On March 25, 2002, Foamex Carpet Cushion, Inc. was converted into a limited liability company and was contributed to Foamex L.P. The conversion to a limited liability company did not change the eligibility of Foamex Carpet employees to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     CONTRIBUTIONS

     Participants may contribute between 1% and 20% of their compensation, as defined, to the Plan subject to limitations of the Internal Revenue Code. In addition, participants who have attained age 50 may make pre-tax contributions that exceed the Internal Revenue Code limitations. The maximum additional annual contribution beginning in 2002 was $1,000 and will increase in $1,000 increments each year through 2006. Participants may also rollover distributions from other qualified plans.

     For most participants, the employer makes a quarterly matching contribution of $.25 for each $1.00 contributed by the participant, up to the first 4% of compensation (the "Company Match"). Participants employed by the employer on the last day of the quarter are eligible to receive the Company Match. For most participants, the employer is required to make an additional quarterly contribution equal to 25% of the participant's contribution invested in the Foamex Stock Fund, up to 4% of eligible pay. Certain union represented employees receive matching contributions in accordance with respective collective bargaining agreements. The Company Match is not available on the additional contributions available to participants who have attained age 50, discussed above. Participant accounts are charged with an allocation of administrative expenses.

     VESTING

     Non-union and some union participants are vested immediately in their contributions and the employer matching contributions plus actual earnings thereon. Some participants who are members of collective bargaining unions are vested in the employer matching contributions after five years of service. Forfeitures are used to reduce future employer matching contributions. There were no forfeitures during 2003 and 2002.

     PAYMENT OF BENEFITS

     Upon termination of employment, a participant (or their beneficiary) will receive a lump-sum amount equal to the value of their vested account balance, if the value of their vested account balance is less than $5,000. An election to defer the distribution until a later date (but no later than age 70 1/2 unless the participant remains an active employee) can be made for those participants whose account balance exceeds $5,000. Participants who were members of the former General Felt Industries, Inc. defined contribution plan may elect to receive their distributions upon termination in equal monthly installments over a period of time not to exceed the life expectancy of the participant or their beneficiary.

     PARTICIPANT LOANS

     Under certain circumstances, participants may borrow from their vested account balance a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have two loans outstanding at a time. The loans mature from one to five years or up to 20 years if used for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear a fixed interest rate of prime (as defined) plus 1%. The loan interest rate is established at the inception of the loan according to the Plan provisions.


                              Page 10 of 18 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN (continued)

     INVESTMENTS

     A separate account is maintained for each participant. Investment income of each fund is allocated to a participant's account based on the ratio of the participant's balance of the fund to all participating accounts of the fund. Plan investments, directed by the participants, are maintained in the funds and in participant loans. Fund descriptions below are from fund brochures and other Plan documents.

     Foamex Stock Fund - A fund that invests solely in Foamex International Inc. common stock. All such shares are purchased on the open market. In addition, the fund invests an amount in short-term investments to facilitate exchanges, withdrawals, loans and disbursements.

     PIMCO Total Return Fund-Administrative Class - A fund that seeks to provide high total return that exceeds general bond market indices. The fund invests in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years), investments may also include short- and long-maturity bonds.

     Morgan Stanley Institutional Fund Trust Mid Cap Growth Portfolio Adviser Class - A fund that seeks long-term capital growth. The fund invests mostly in common stocks of small- to mid-sized companies with market caps between $1 billion and $10 billion that are growing rapidly and are expected to continue to grow and perform well.

     Janus Worldwide Fund - A fund that seeks long-term capital growth in a manner consistent with the preservation of capital. The fund invests primarily in common stocks of foreign and domestic companies. The fund has the flexibility to invest on a worldwide basis, in companies and organizations of any size. The fund normally invests in issuers from at least five different countries, including the United States; however, it may at times invest in fewer than five countries or even in a single country. See Note 8 concerning the elimination of this fund in 2004.

     Spartan(R) U.S. Equity Index Fund - A fund that seeks to provide investment results that correspond to the total return (i.e., the combination of capital changes and income) performance of common stock publicly traded in the United States. The fund invests at least 80% of assets in common stocks included in the S&P 500(R), which broadly represents the performance of common stocks publicly traded in the United States.

     Fidelity Growth Company Fund - A fund that seeks capital appreciation. The fund normally invests primarily in common stocks that the fund manager believes have above-average growth potential. The fund may invest in securities of domestic and foreign issuers.

     Fidelity Balanced Fund - A fund that seeks income and capital growth consistent with reasonable risk. The fund normally invests approximately 60% of assets in stocks and other equity securities, and the remainder in bonds and other debt securities, including lower-quality debt securities, when the outlook for the markets is neutral. The fund will invest at least 25% of total assets in fixed-income senior securities (including debt securities and preferred stock). The fund may invest in securities of domestic and foreign issuers.

     Fidelity Low-Priced Stock Fund - A fund that seeks capital appreciation. The fund normally invests at least 80% of total assets in low-priced common stock ($35 or less at time of purchase), which can lead to investments in small and medium-sized companies. The fund may invest in "growth" or "value" stocks and may invest in securities of domestic and foreign issuers.

     Fidelity Equity-Income II Fund - A fund that seeks reasonable income. The fund also considers the potential for capital appreciation. The fund normally invests at least 80% of total assets in income producing equity securities, which tends to lead to investments in large cap "value" stocks. The fund may potentially invest in other types of equity securities and debt securities, including lower-quality debt securities. The fund may invest in securities of domestic or foreign issuers.



                              Page 11 of 18 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN (continued)

     Fidelity Diversified International Equity Fund - A fund that seeks capital growth. The fund normally invests primarily in foreign common stocks, especially those in emerging markets.

     The Fidelity Freedom Funds(R) are investment options that enable Plan participants to select the fund that best matches his or her expected retirement year. These funds invest in other Fidelity mutual funds to provide moderate asset allocation. Each Fidelity Freedom Fund(R) is designed to become more conservative over time so participants can stay with the same fund before and after retirement. Approximately five to ten years after the retirement date of each fund below, the targeted asset allocation is 20% domestic stock funds, 40% investment-grade bond funds and 40% in money market funds.

          Fidelity Freedom 2000 Fund - A fund that seeks high total return for those retired around 2000. The fund invests approximately 23% in Fidelity stock mutual funds, 40% in Fidelity bond mutual funds and 37% in Fidelity money market mutual funds. The percentages represent target asset allocations at March 31, 2004.

          Fidelity Freedom 2010 Fund - A fund that seeks high total return for those planning to retire around 2010. The fund invests approximately 45% in Fidelity stock mutual funds, 45% in Fidelity bond mutual funds and 10% in Fidelity money market mutual funds. The percentages represent target asset allocations at March 31, 2004.

          Fidelity Freedom 2020 Fund - A fund that seeks high total return for those planning to retire around 2020. The fund invests approximately 70% in Fidelity stock mutual funds and 30% in Fidelity bond mutual funds. The percentages represent target asset allocations at March 31, 2004.

          Fidelity Freedom 2030 Fund - A fund that seeks high total return for those planning to retire around 2030. The fund invests approximately 82% in Fidelity stock mutual funds and 18% in Fidelity bond mutual funds. The percentages represent target asset allocations at March 31, 2004.

          Fidelity Freedom 2040 Fund - A fund that seeks high total return for those planning to retire around 2040. The fund invests approximately 88% in Fidelity stock mutual funds and 12% in Fidelity bond mutual funds. The percentages represent target asset allocations at March 31, 2004.

     Fidelity Retirement Money Market Portfolio - A fund that seeks as high a level of current income as is consistent with the preservation of principal and liquidity. This money market mutual fund seeks to invest in U.S.
dollar-denominated money market securities of domestic and foreign issuers, repurchase agreements for those securities, and may enter into reverse repurchase agreements. The fund also invests more than 25% of total assets in the financial services industry. An investment in this portfolio is not guaranteed or insured by the FDIC or any other government agency.

     Fidelity Managed Income Portfolio - A fund that seeks to preserve the principal investment, while earning interest income. The fund will try to maintain a stable $1 unit price. The fund is a collective trust (Note 4) and invests in investment contracts issued by insurance companies and other financial institutions, and in fixed income securities as further described below. A portion of the fund is invested in a money market fund to provide daily liquidity. Investment contracts provide for the payment of a specified rate of interest to the fund and for the repayment of principal when the contract matures. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the contract. Some investment contracts are structured solely as a general debt obligation of the issuer. Other investment contracts ("wrap contract") are purchased in conjunction with an investment by the fund in fixed income securities, which may include United States Treasury bonds, corporate bonds, mortgage-backed securities, asset-backed securities and bond funds.


                              Page 12 of 18 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.   DESCRIPTION OF THE PLAN (continued)

     The Plan provides for various investment options in mutual funds, which invest in any combination of stocks, bonds (fixed income) securities, other mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants would become 100% vested in their employer contributions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION - The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the Unites States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION - Fidelity Management Trust Company performs the function of trustee/custodian. Participant loans are stated at cost, which approximates fair value. The Plan's remaining investments are stated at fair value as determined by published market quotes as of the date of valuation, with the exception of the collective trust investments, which are stated at contract value (Note 4).

     Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     ADMINISTRATIVE   EXPENSES  -   Administrative   expenses,   which   include
recordkeeping, trustee, legal, and other professional fees, were paid by the Plan for 2003 and 2002.

     NET APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS - Net appreciation (depreciation) in fair value of investments consists of realized gains and losses and the net unrealized appreciation (depreciation) of the Plan's investments.

     PAYMENT OF BENEFITS - Benefit payments are recorded when paid.


                              Page 13 of 18 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS

3.   INVESTMENTS

     The Plan's investments at December 31, 2003 and 2002 were as follows:

                                                                          2003                 2002
                                                                      -----------          -----------
     Fidelity Equity-Income II Fund (A) (B) (C)                       $20,010,748          $15,503,655
     Fidelity Managed Income Portfolio (A) (B) (C) (D)                 14,569,746           15,424,577
     Janus Worldwide Fund (B) (C)                                       6,338,660            5,294,527
     Foamex Stock Fund (A) (B) (C)                                      5,902,144            3,974,666
     Fidelity Balanced Fund (A) (B) (C)                                 5,293,651            4,361,730
     Spartan(R)U.S. Equity Index Fund (A) (B) (C)                       4,573,349            3,241,599
     Fidelity Retirement Money Market Portfolio (A)                     3,038,075            2,388,144
     Fidelity Low-Priced Stock Fund (A)                                 2,331,822            1,705,085
     PIMCO Total Return Fund-Administrative Class                       1,797,634            1,780,035
     Fidelity Growth Company Fund (A)                                   1,447,842              618,091
     Fidelity Freedom 2020 Fund (A)                                       689,457              360,652
     Morgan Stanley Institutional Fund Trust -
       Mid Cap Growth Portfolio Adviser Class                             665,303              352,951
     Fidelity Freedom 2010 Fund (A)                                       441,477              367,998
     Fidelity Freedom 2030 Fund (A)                                       220,674              136,209
     Fidelity Diversified International Fund (A)                          166,891                    -
     Fidelity Freedom 2040 Fund (A)                                       130,217               62,386
     Fidelity Freedom 2000 Fund (A)                                        81,701               68,940
     Participant Loans (B) (C)                                          4,493,514            4,786,263
                                                                      -----------          -----------
       Total                                                          $72,192,905          $60,427,508
                                                                      ===========          ===========

(A)  Party-in-Interest.

(B) 2003 investment balance is greater than 5% of net assets available for benefits as of December 31, 2003.

(C) 2002 investment balance is greater than 5% of net assets available for benefits as of December 31, 2002.

(D)  See Note 4.

     The change in values of the Plan's investments during 2003 and 2002 are listed below. Value changes include both realized gains and losses on investments bought and sold and unrealized gains and losses on investments held during the year.

                                                     Increase (Decrease)
                                                  2003                 2002
                                              -----------         ------------
     Mutual Funds                             $ 9,255,013         $ (7,815,312)
     Common Stock (Foamex Stock Fund)           3,343,128           (2,836,661)
                                              -----------         -------------
       Net increase (decrease)                $12,598,141         $(10,651,973)
                                              ===========         ============

4.   COLLECTIVE TRUST FUNDS

     The Plan was a party to benefit-responsive investment contracts in 2003 and 2002. The Fidelity Managed Income Portfolio (Note 1) is in the form of a collective trust. Collective trusts are credited with the earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The fund is reported in the financial statements at contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There is no immediate recognition of investment gains and losses on certain fixed income securities investments. Instead, the gain or loss is recognized over time by adjusting the interest rate credited to the fund. Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

     There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 4.47% and 5.14% for 2003 and 2002, respectively.


                              Page 14 of 18 Pages

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS


5.   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     There are no reconciling items between amounts reported in the 2003 and 2002 financial statements to amounts reported on Form 5500.

6.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management service totaled $171,415 and $183,219 during 2003 and 2002, respectively.

7.   INCOME TAX STATUS

     On August 12, 1998, the Internal Revenue Service issued a determination letter that the Plan and related trust met the requirements of Section 401 of the Internal Revenue Code (the "Code") and was exempt from federal income taxes under Section 501(a) of the Code. The Plan was amended and restated effective as of January 1, 2001. On March 14, 2002, the Internal Revenue Service issued a determination letter that the amended and restated Plan and related trust meets the requirements of Section 401 of the Code and is exempt from federal income taxes under Section 501(a) of the Code. The Plan Administrator believes that the Plan is being operated in accordance with the provisions of the Plan and of the Code. Therefore, no provision for income taxes has been recorded.

8.   SUBSEQUENT EVENT

     Plan participants were notified on May 7, 2004, that the Janus Worldwide Fund would no longer be available as an investment option. Effective on June 1, 2004, new contributions and exchanges into the Janus Worldwide Fund would no longer be permitted. Contributions that would have been placed into the Janus Worldwide Fund following June 1, 2004, will be automatically transferred to the Fidelity Diversified Fund. Effective as of the close of the market on December 31, 2004, all remaining balances in the Janus Worldwide Fund will be automatically transferred to the Fidelity Diversified International Fund, discussed in the Investments section of Note 1.



                              Page 15 of 18 Pages

                                                    SCHEDULE H, PART IV, ITEM 4i

                         FOAMEX L.P. 401(k) SAVINGS PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 2003

Party-in-                                                                                            Fair
Interest   Description of Investment                                                                 Value
---------  -------------------------                                                              ----------
*          Fidelity Equity-Income II Fund                                                        $20,010,748

*          Fidelity Managed Income Portfolio                                                      14,569,746

           Janus Worldwide Fund                                                                    6,338,660

*          Foamex Stock Fund                                                                       5,902,144

*          Fidelity Balanced Fund                                                                  5,293,651

*          Spartan(R)U.S. Equity Index Fund                                                        4,573,349

*          Fidelity Retirement Money Market Portfolio                                              3,038,075

*          Fidelity Low-Priced Stock Fund                                                          2,331,822

           PIMCO Total Return Fund-Administrative Class                                            1,797,634

*          Fidelity Growth Company Fund                                                            1,447,842

*          Fidelity Freedom 2020 Fund                                                                689,457

           Morgan Stanley Institutional Fund Trust
              Mid Cap Growth Portfolio Adviser Class                                                 665,303

*          Fidelity Freedom 2010 Fund                                                                441,477

*          Fidelity Freedom 2030 Fund                                                                220,674

*          Fidelity Diversified International Fund                                                   166,891

*          Fidelity Freedom 2040 Fund                                                                130,217

*          Fidelity Freedom 2000 Fund                                                                 81,701

           Participant loans, maturing through 2023 at an annual
             interest rate of prime plus 1%.  During 2003, interest
             rates ranged from 5.00% to 10.50%                                                     4,493,514
                                                                                                 -----------

       Total investments                                                                         $72,192,905
                                                                                                 ===========

*      Party-in-interest investment


                     See accompanying Report of Independent
                       Registered Public Accounting Firm.


                              Page 16 of 18 Pages

            Consent of Independent Registered Public Accounting Firm


We consent to the incorporation by reference in the registration statement (No. 33-94154) on Form S-8 of Foamex International Inc. of our report dated June 14, 2004, with respect to the statement of net assets available for benefits of the Foamex L.P. 401(k) Savings Plan as of December 31, 2003, the related statement of changes in net assets available for benefits for the year ended December 31, 2003, and the supplemental schedule of assets held for investment purposes, which report appears in the December 31, 2003 annual report on Form 11-K of the Foamex L.P. 401(k) Savings Plan.



/s/ KPMG LLP
---------------------------

Philadelphia, Pennsylvania
June 22, 2004



                              Page 17 of 18 Pages

            Consent of Independent Registered Public Accounting Firm


We consent to the incorporation by reference in Registration Statement Number 33-94154 of Foamex International Inc. on Form S-8 of our report dated June 27, 2003 appearing in this Annual Report on Form 11-K of the Foamex L.P. 401(k) Savings Plan for the year ended December 31, 2003.



/s/ Deloitte & Touche LLP
-------------------------

Parsippany, New Jersey
June 23, 2004


                              Page 18 of 18 Pages